Dodge & Cox  /  Investment Managers  /  San Francisco
Share Price THB 226 (1/8/08)
2007e
2006 2007e Multiple
Revenues 215.2 210.8 1.1x
Earnings 24.54 21.65 10.4x
Dividend 15.00 15.00 6.6%
Book Value 62.5 69.2 3.3x
4
th
Quarter 2007
Company Profile Per Share Valuation
2006 Revenues = $8.5 Billion
Siam Cement Public Company Limited (SCC) - Bought
The largest manufacturer of chemicals,
cement and paper in Thailand
Founded as a cement company in 1913 by
King Rama VI of Thailand to promote national
infrastructure development
Headquartered in Bangkok, Thailand
3
rd
largest market cap on the Stock Exchange
of Thailand
Other
9%
Paper
17%
Building
9%
Cement
17%
Chemicals
48%
FY ends December 31
Shares Outstanding = 1.20 billion
All figures in THB ($1 = THB 30.3)
Investment Thesis
Attractive Valuation Siam Cement has a low absolute valuation on a Price to Earnings basis, a reasonable valuation relative to its peers and a 6% dividend yield.
Recovery in Thai Economy A rebound in the Thai economy should improve the growth and margins of the cement and building products businesses, which have recently declined due to sluggish residential and infrastructure investment.
Growth in Chemicals Siam Cement plans to add manufacturing capacity in chemicals based on strong regional demand, which should lead to profit growth despite concerns of softer pricing due to capacity growth in the Middle East.
Strong Business Franchise & Management Siam Cement is known for its low cost and efficient manufacturing operations, as well as, being the employer of choice in Thailand.
Risks
Declining domestic/regional demand A decline in domestic and/or regional demand for Siam Cement’s products would result in lower margins given the high operating leverage of the company’s businesses.
Rising costs Siam Cement faces cost headwinds from higher energy prices and Thai Baht appreciation against the US Dollar.
Dividend reduction The combination of reduced product margins and the company’s ambitious expansion plans, could lead to a reduction in the dividend.
Conclusion: Based on its reasonable valuation and prospects for growth, we invested in Siam Cement.
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox  /  Investment Managers  /  San Francisco
Investment Thesis
Growth Low spending rates on cosmetics for women in developing countries suggest opportunity for growth.
Dominance in Direct Selling Avon is the #1 direct seller of cosmetics in 13 of 15 emerging markets. The business model should do well in countries with poor retail infrastructure and women entering the workforce.
Turnaround Avon is undergoing a restructuring and reinvestment in its business to reduce costs and improve returns.
Concerns
Valuation Avon’s valuation increased due to strong performance relative to expectations in the fourth quarter.
Competition Procter & Gamble, L’Oreal and Estee Lauder will likely gain share in Avon’s key developing markets.
Macro Downturn in emerging or developed markets would negatively impact sales.
Underinvestment Margins likely to be lower than historic highs given increased spending in marketing and commissions.
Cannibalization Avon is increasing its lower-priced products to respond to P&G which could cannibalize existing sales of higher margin products.
Company Profile
• Founded in 1886, Avon is headquartered
in New York.
• Avon is the #1 direct seller of beauty
products globally.
• Over 70% of sales and 80% of profits are
international. Over 50% of sales and 72%
of profits are in emerging markets.
• Sales operations in 63 countries and
distribution to another 51 countries.
• Sales channel comprised of 5.3 million
independent representatives.
Avon Products (Avon) — Sold
4th
Quarter 2007
This document is based on information available to the public and is for informational purposes only. No representation is made that it is accurate or complete. Neither the information nor any opinion expressed constitutes an offer to buy or sell the securities mentioned. It should not be assumed that recommendations made in the future will be profitable or will equal the performance of the securities mentioned herein. This information is the confidential and proprietary product of Dodge & Cox. Any unauthorized use, reproduction or disclosure is strictly prohibited.
Valuation
AVP S&P 500
Price (11/1/08) $39.93 1,468
2006 EPS 1.42         87.72
2007e EPS 1.92         89.94
2007 Price/Earnings 20.8x 16.5x
2007 Price/Sales 1.8x 1.5x
2007 Price/Book 26.8x 2.8x
2006 Revenues: $8.8 billion
Fiscal Year End January
Shares Outstanding: 432 MM
All figures in USD
Source: Bloomberg, Company Reports
Conclusion: Avon was sold based on its higher valuation and concerns of increased competition.
North America
29%
Asia Pacific
12%
Latin America
31%
Europe, Middle
East & Africa
28%

Dodge & Cox  /  Investment Managers  /  San Francisco
Sun Microsystems (JAVA US) — Sold
Support
Services, 28.6%
Storage
Products,
16.7%
Professional &
Educational
Services, 8.2%
Computer
Systems
Products,
46.5%
Investment Thesis
Unique Competitive Advantages Sun is the only large singularly systems-focused IT company and is arguably the most vertically-integrated systems company globally.
Innovation Sun spends 14% of sales on R&D and has a track record of outstanding innovation.
Margin Improvement Potential Sun is cutting costs to improve margins.  An increase in services revenue could also improve overall margins.
Risks
Slow Growth Sun’s most important product market, Unix servers, has declined 2% per year since 1996.  Sun’s core products are losing market share to servers running the Linux and Windows operating systems.
Deep Cost Cutting May be Difficult Management’s goals for cost cutting and operating margin improvement (to 10% from 3% in FY 2007) will be hard to reach.
Full Valuation Market valuation implies that Sun will be able to reach its cost-cutting goals.
4th
Quarter 2007
Company Profile
Headquartered in Santa Clara, CA.
Top 4 server manufacturer in the world.
Global leader in Unix servers.
41% of FY 2007 sales from the United States,
36% Europe, Middle East, and Africa, 17%
Asia, and 6% other Americas.
Founded in 1982.
Originally a maker of workstation computers,
expanded into high-performance servers that
drove the dotcom boom.  Hit hard when the
bubble burst.
Storage business mostly came from the
acquisition of StorageTek in 2005.
Per Share Valuation
2007 Revenues = $13.9 Billion
Sun 2006 figures are for FY ended June 30, 2007.
Shares Outstanding = 829 million
All figures in USD
Conclusion: As a result of the risks discussed above, we decided to sell Sun Microsystems.
Sun S&P 500
Price (12/21/07) $19 $1,484
2006 EPS 0.50 87.72
2007 est. EPS 0.85 94.09
2006 Price/Sales 1.1x 1.4x
2006 Price/Earnings 38x 16.8x
2006 Price/Book 2.2x 2.9x
The above is not a complete analysis of every material fact concerning the securities described. Statements of fact may be inaccurate or incomplete. The information provided is historical, does not predict future results or profitability and is subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice. Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.